FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

 Securities Exchange Act of 1934

For the month of February 2015

BUENAVENTURA MINING COMPANY INC.

 (Translation of Registrant's Name into English)

CARLOS VILLARAN 790

 SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Buenaventura Announces Fourth Quarter and Full Year 2014 Results

Lima, Peru, February 26, 2015 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, announced today results for the fourth quarter (4Q14) and full year 2014. All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non GAAP basis and are stated in U.S. dollars (US$).

Fourth Quarter 2014 Highlights:

•	In 4Q14, EBITDA from direct operations was US$37.5 million and adjusted EBITDA (including associated companies) was US$165.0 million.
•	Strong gold production at Yanacocha in 4Q14 (322,309k oz) permitted to achieve the high end of the annual guidance.
•	Total attributable production in 4Q14 was 245k gold ounces and 5.5 million silver ounces (compared to 184k gold ounces and 4.8 million silver ounces in 4Q13).
•	Full year 2014 attributable production was 846k gold ounces and 19.7 million silver ounces (compared to 895k gold ounces and 18.9 million silver ounces in 2013).
•	At the Tambomayo project, an Environmental Impact Assessment (EIA) was approved in January 2015. Construction is expected to begin in 2Q15.
•	Gold reserves from direct operations increased 13% due to Tambomayo project.
•	At the San Gabriel (Chucapaca) project, the critical surface property acquisition was finalized and the Company is working to obtain permits for advanced explorations with underground development.
•	Cerro Verde’s plant expansion to 360K TPD is in-line with schedules and budget. Additional production from the expanded plant is expected by early 2016.

	Financial Highlights (in millions of US$, except EPS figures):

		4Q14	4Q13	Var%	FY14	FY13	Var%
	Total Revenues	265.6	294.2	-10%	1,165.2	1,259.6	-7%
	Operating Profit	-18.3	33.0	NA	61.6	215.2	-71%
	EBITDA Direct Operations	37.5	84.0	-55%	274.1	366.2	-25%
	Adjusted EBITDA (Inc Associates)	165.0	180.3	-8%	627.9	885.9	-29%
	Net Income **	-161.4	-295.0	NA	-76.1	-107.3	NA
	EPS*	-0.63	-1.16	NA	-0.30	-0.42	NA
	(*) as of December, 2014, Buenaventura had 254,186,867 outstanding shares. (**) Yanacocha’s impairment loss (related to Conga) attributable to Buenaventura was US$236.2 million

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2014 Results Page 2 of 23

Operating Revenues

During 4Q14, net sales were US$253.7 million, a 12% decrease compared to the US$287.0 million reported in 4Q13. This was explained by the lower gold, silver and copper prices despite higher silver, zinc and copper volume sold.

Royalty income increased 67%, to US$11.9 million in 4Q14 compared to the US$7.2 million reported in 4Q13. This was due to higher revenues at Yanacocha (67% higher QoQ).

Operating Highlights	4Q14	4Q13	Var%	FY14	FY13	Var%
Net Sales (in millions of US$)	253.7	287.0	-12%	1,128.3	1,215.4	-7%
Average Realized Gold Price (US$/oz)*	1,192	1,281	-7%	1,264	1,416	-11%
Average Realized Gold Price (US$/oz) inc. Affiliates	1,194	1,272	-6%	1,258	1,408	-11%
Average Realized Silver Price (US$/oz)*	15.76	20.82	-24%	18.65	22.35	-17%
Average Realized Lead Price (US$/MT)*	1,994	2,106	-5%	2,107	2,105	0%
Average Realized Zinc Price (US$/MT)*	2,240	1,885	19%	2,244	1,869	20%
Average Realized Copper Price (US$/MT)*	6,591	7,158	-8%	6,738	7,179	-6%

(*) Buenaventura’s Direct Operations

Volume Sold	4Q14	4Q13	Var%	FY14	FY13	Var%
Gold Oz Direct Operations	102,043	101,442	1%	439,092	458,499	-4%
Gold Oz inc Associated Companies	260,810	196,342	33%	917,266	962,087	-5%
Silver Oz	5,075,656	3,980,486	28%	19,088,923	16,329,314	17%
Lead MT	5,470	5,908	-7%	18,820	26,584	-29%
Zinc MT	9,961	7,866	27%	21,231	38,084	-44%
Copper MT	10,451	8,333	25%	40,263	25,406	58%

For the twelve-month period, net sales decreased 7%, from US$1,215.4 million in 2013 to US$1,128.3 million in 2014. Royalties decreased 17%, to US$36.9 million in FY14 vs. US$44.2 million in FY13.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2014 Results Page 3 of 23

Production and Operating Costs

In 4Q14, Buenaventura’s gold equity production from direct operations remained flat (104,166 oz) compared to 4Q13. Gold production including associated companies increased 33% due to higher production from Yanacocha. Silver equity production from direct operations increased 14%, mainly due to higher production in Uchucchacua and El Brocal.

Equity Production	4Q14	4Q13	Var%	FY14	FY13	Var%
Gold Oz Direct Operations[1]	104,166	103,868	0%	422,135	451,311	-6%
Gold Oz including Associated Companies	244,854	184,323	33%	845,515	895,345	-6%
Silver Oz Direct Operations[1]	5,350,072	4,698,705	14%	19,074,255	18,379,411	4%
Silver Oz including Associated Companies	5,491,990	4,803,361	14%	19,659,822	18,905,280	4%
Lead MT	6,012	5,999	0%	20,227	25,579	-21%
Zinc MT	8,509	7,904	8%	22,038	34,980	-37%
Copper MT Direct Operations[1]	5,886	5,112	15%	23,678	15,157	56%
Copper MT including Associated Companies	16,851	18,685	-10%	68,106	64,647	5%

Orcopampa’s (100% owned by Buenaventura)

Production
		4Q14	4Q13	Var %	FY 2014	FY 2013	Var %
Gold	Oz	54,878	48,117	14%	203,226	224,671	-10%
Silver	Oz	143,925	88,181	63%	423,148	519,727	-19%

Cost Applicable to Sales
		4Q14	4Q13	Var %	FY 2014	FY 2013	Var %
Gold	US$/Oz	681	804	-15%	768	799	-4%

Gold production at Orcopampa increased 14% in 4Q14 (compared to 4Q13) due to higher ore treated (Appendix 2). Cost Applicable to Sales (CAS) in 4Q14 decreased 15% explained by lower reagent (cyanide) costs and improving efficiency due to better contractor allocation.

Gold production guidance for 2015 is 190k – 205k ounces.

Uchucchacua (100% owned by Buenaventura)

Production
		4Q14	4Q13	Var %	FY 2014	FY 2013	Var %
Silver	Oz	3,395,628	2,871,959	18%	12,055,570	11,444,751	18%
Zinc	MT	1,504	2,154	-30%	6,349	8,146	-30%
Lead	MT	2,086	1,821	15%	7,605	8,363	15%

1 Direct Operation production includes 100% of Buenaventura’s operating units, 53.06% of La Zanja, 54.07% of El Brocal and 40.10% of Coimolache (Tantahuatay).

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2014 Results Page 4 of 23

Cost Applicable to Sales
		4Q14	4Q13	Var %	FY 2014	FY 2013	Var %
Silver	US$/Oz	14.87	15.68	-5%	16.22	16.48	-2%

Silver production in 4Q14 increased 18% compared to 4Q13, mainly due to higher ore volume treated and recovery rate (see Appendix 2). Cost Applicable to Sales (CAS) in 4Q14 decreased 5% compared to 4Q13 mainly explained by lower reagent costs, better contractor terms and infrastructure improvements inside the mine.

Silver production guidance for 2015 is 14.5 million - 15.0 million ounces.

Mallay (100% owned by Buenaventura)

Production
		4Q14	4Q13	Var %	FY 2014	FY 2013	Var %
Silver	Oz	309,213	329,727	-6%	1,216,034	1,279,972	-5%
Zinc	MT	2,333	2,402	-3%	9,893	8,973	10%
Lead	MT	1,876	1,848	2%	7,513	6,979	8%

Cost Applicable to Sales
		4Q14	4Q13	Var %	FY 2014	FY 2013	Var %
Silver	US$/Oz	12.80	15.20	-16%	13.76	17.78	-23%

Silver production in 4Q14 was 6% lower than in 4Q13 due to lower silver grade. Cost Applicable to Sales (CAS) in 4Q14 was 16% lower compared to 4Q13 due to a strong increase in zinc by-product contribution.

Silver production guidance for 2015 is 1.1 million – 1.25 million ounces.

Julcani (100% owned by Buenaventura)

Production
		4Q14	4Q13	Var %	FY 2014	FY 2013	Var %
Silver	Oz	782,652	771,296	1%	3,084,347	2,711,996	14%

Cost Applicable to Sales
		4Q14	4Q13	Var %	FY 2014	FY 2013	Var %
Silver	US$/Oz	14.11	10.52	34%	14.14	12.70	11%

Silver production in 4Q14 was in-line with 4Q13 production. Cost Applicable to Sales (CAS) in 4Q14 was 34% higher than 4Q13 mainly explained by higher silver concentrate inventories (approximately 65% of the quarterly production, in transit to the smelter).

Silver production guidance for 2015 is 2.9 million – 3.1 million ounces.

La Zanja’s (53.06% owned by Buenaventura)

Production
		4Q14	4Q13	Var %	FY 2014	FY 2013	Var %
Gold	Oz	34,808	33,451	4%	143,573	137,395	4%
Silver	Oz	82,594	108,175	-24%	422,395	391,832	8%

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2014 Results Page 5 of 23

Cost Applicable to Sales
		4Q14	4Q13	Var %	FY 2014	FY 2013	Var %
Gold	US$/Oz	845	668	26%	574	647	-11%

Gold production in 4Q14 increased 4% when compared to 4Q13. CAS in 4Q14 increased 26% due to higher stripping ratio in Pampa Verde open pit (1.06 in 4Q14 vs. 0.42 in 4Q13).

Gold production guidance for 2015 is 138k – 142k ounces.

Tantahuatay’s (40.10% owned by Buenaventura)

Production
		4Q14	4Q13	Var %	FY 2014	FY 2013	Var %
Gold	Oz	38,558	33,417	15%	143,643	142,667	1%
Silver	Oz	227,131	129,676	75%	754,357	684,022	10%

Cost Applicable to Sales
		4Q14	4Q13	Var %	FY 2014	FY 2013	Var %
Gold	US$/Oz	475	382	24%	455	543	-16%

Gold production in 4Q14 increased 15% compared to the figure reported in 4Q13. CAS in 4Q14 increased 24% due to higher consumption of reagents (lime) and blasting supplies due to a higher stripping ratio (0.042 in 4Q14 vs. 0.01 in 4Q13).

Gold production guidance for 2015 is 138k – 142k ounces

El Brocal (54.07% owned by Buenaventura)

Production
		4Q14	4Q13	Var %	FY 2014	FY 2013	Var %
Copper	MT	10,749	9,345	15%	43,282	27,469	58%
Zinc	MT	8,640	4,321	100%	10,162	24,220	-58%
Silver	Oz	921,625	586,324	57%	2,501,839	1,955,485	28%

Cost Applicable to Sales
		4Q14	4Q13	Var %	FY 2014	FY 2013	Var %
Copper	US$/MT	5,449	4,820	13%	5,096	5,490	-7%
Zinc	US$/MT	1,321	1,262	5%	1,369	1,415	-3%

During 4Q14, zinc production increased 100% compared to 4Q13, due to higher volume treated from Tajo Norte (polymetalic ore). Copper production increased 15% in 4Q14 compared to 4Q13. Silver production increased 57% compared to the figure for 4Q13. Copper CAS increased 13% compared to 4Q13, due to higher commercial deduction and zinc CAS increased 5%.

Zinc production guidance for 2015 is 75k – 85k MT. Copper production guidance for 2015 is 30k – 35k MT.

General and Administrative Expenses

General and administrative expenses in 4Q14 were US$24.8 million, 30% higher when compared to the 4Q13 figure (US$19.2 million). Due to a US$20.2 million credit in long-term compensation provisions in 2013, total G&A expenses in 2014 were 35% higher (US$101.1 million in 2014 vs US$75.1 million in 2013).

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2014 Results Page 6 of 23

Exploration in Non-Operating Areas

Exploration in non-operating areas during 4Q14 was US$17.8 million compared with a US$9.4 million for 4Q13. During the period, Buenaventura’s main exploration efforts were focused on the following projects: La Zanja Underground (US$5.9 million) and Tambomayo (US$3.2 million). For the twelve-month 2014 period, the expense was US$50.0 million (US$32.8 million in 2013).

Share in Associated Companies

During 4Q14, Buenaventura’s share in associated companies was negative US$113.8 million, compared to the negative US$288.0 million reported in 4Q13, composed by:

Share in the Result of Associates (in millions of US$)	4Q14	4Q13	Var%	FY14	FY13	Var%
Cerro Verde	20.8	34.6	-40%	77.9	116.2	-33%
Coimolache (Tantahuatay mine)	5.0	5.7	-11%	22.3	20.8	7%
Yanacocha	-139.7	-328.3	NA	-174.7	-251.1	NA
Total	-113.8	-288.0	NA	-74.6	-114.1	NA

YANACOCHA

At Yanacocha (43.65% owned by Buenaventura), during 4Q14, gold production was 322,309 oz of gold, 75% higher than 4Q13 production (184,318 oz). For the twelve-month 2014 period, gold production was 969,944 ounces, 5% lower than 1,017,259 ounces in 2013, but in the high end of the guidance given at the beginning of the year (895k – 985k). 2015 Gold production guidance for Yanacocha is 880k – 940k ounces.

Despite of the fact that Yanacocha reported US$80.6 million of net income (under US GAAP), the impact of an impairment loss (in accordance to IFRS) related to Conga resulted in a loss of US$380.3 million. In 4Q14, CAS was US$426/oz, a decrease of 50% when compared to US$849/oz in 4Q13 due to lower stripping ratio in accordance with the mining plan.

Capital expenditures at Yanacocha were US$31.6 million in 4Q14 and US$117.3 million in FY2014.

Yanacocha still has a strong pipeline of growth projects: Quecher Main (prefeasibility), Chaquicocha Sulphides and Yanacocha Verde (scoping) and Maqui Maqui (exploration).

CERRO VERDE

At Cerro Verde (19.58% owned by Buenaventura), during 4Q14 copper production was 56,001 MT (10,965 MT attributable to Buenaventura), a 19% decrease compared to 4Q13 (69,318 MT and 13,572 MT attributable to Buenaventura). For full year 2014, copper production was 226,906 MT (44,428 MT attributable to Buenaventura).

During 4Q14, Cerro Verde reported net income of US$55.9 million, 72% lower compared to US$196.8 million in 4Q13. This was mainly due to lower sales. For FY2014, net income was US$377,605 million (compared to US$613,262 million in FY2013).

Capital expenditures at Cerro Verde were US$448.6 million in 4Q14 and US$1,750 billion in 2014.

Cerro Verde’s plant expansion has an excess of 50% progress and completion expected by 4Q15. The total CAPEX for the project is US$4.6 billion.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2014 Results Page 7 of 23

COIMOLACHE (Tantahuatay operation)

At Coimolache (40.10% owned by Buenaventura), attributable contribution to the net income in 4Q14 was US$5.0 million (US$5.7 million in 4Q13). For 2014, the contribution was US$22.3 million, compared to US$20.8 million reported in 2013.

Project Development and Exploration

The Tambomayo Project (100% ownership)

The Environmental Impact Study was approved in January 2015 and the Company is in the process of acquiring construction permits. Tambomayo has 251k gold ounces in reserves and 336k gold ounces in resources. The estimated annual production is 110k-120k gold ounces and 3.0 million silver ounces.

The San Gabriel Project (100% ownership)

The Company is currently in the process of obtaining permits for the advanced exploration with underground development of the Canahuire ore bodies and diamond drilling of other prospects.

Other

At the Board of Directors meeting held February 26, 2015, the following resolutions were passed:

To call for the Annual Shareholders Meeting to be held on March 27, 2015, the following items will be proposed for approval:

a.	Approve the Annual Report as of December, 31, 2014.
b.	Approve the Financial Statements as of December, 31, 2014
c.	Appoint Ernst and Young (Paredes, Zaldivar, Burga y Asociados) as External Auditors for fiscal year 2015.
d.	Approve the Company’s financing operations, including but not limited to the placement and issuance of obligations and/or obtainment of loans, as well as the delegation of power to the Board for the approval of all of the agreements deemed necessary or convenient to determine or approve each and every one of the terms, characteristics and conditions of the Company’s financing activities.

* * *

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2014 Results Page 8 of 23

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Breapampa*, Mallay*, Julcani*, Recuperada*, El Brocal, La Zanja and Coimolache and is developing the Tambomayo and San Gabriel projects.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2013 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

APPENDIX 1

Equity Participation in Subsidiaries and Affiliates (as of December 31, 2014)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche project
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	54.07	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A **	40.10	Tantahuatay
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant

(*)Consolidates

(**) Equity Accounting

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2014 Results Page 9 of 23

APPENDIX 2

	GOLD PRODUCTION
	Three Months Ended December 31						Full Year
	Orcopampa			Orcopampa Old Tailings			Orcopampa			Orcopampa Old Tailings
	2014	2013	%	2014	2013	%	2014	2013	%	2014	2013	%
Ore Milled DMT	115,862	99,093	17%	0	48,125	-	454,694	443,537	3%	0	425,639	-
Ore Grade OZ/MT	0.48	0.48	1%	0	0.059	-	0.455	0.487	-6%	0	0.048	-
Recovery Rate %	96.9%	97.2%	0%	0%	75.7%	-	97.1%	96.2%	1%	0%	76.1%	-
Ounces Produced	54,878	45,981	19%	0	2,136	-	202,227	208,774	-3%	0	15,897	-

Orcopampa Total Production		4Q14	54,878	4Q13	48,117	FY2014	202,227	FY2013	224,671

	La Zanja						Tantahuatay
	4Q14	4Q13%		FY2014	FY2013%		4Q14	4Q13%		FY2014	FY2013%
Ounces Produced	34,959	33,451	5%	143,724	137,395	5%	38,558	33,417	15%	143,643	142,667	1%

	Breapampa
	4Q14	4Q13%		FY2014	FY2013%
Ounces Produced	13,178	21,918	-40%	74,807	81,882	-9%

	SILVER PRODUCTION
	Three Months Ended December 31						Full Year
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2014	2013	%	2014	2013	%	2014	2013	%	2014	2013	%
Ore Milled DMT	287,970	238,390	21%	416,653	198,885	109%	1,013,633	1,001,102	1%	481,589	1,268,781	-62%
Ore Grade OZ/MT	13.83	15.21	-9%	1.86	2.89	-36%	14.56	14.18	3%	1.92	1.41	36%
Recovery Rate %	85.2%	79.2%	8%	63.4%	67.0%	-5%	81.7%	80.6%	1%	65.3%	66.2%	-1%
Ounces Produced	3,395,628	2,871,959	18%	490,896	385,221	27%	12,055,570	11,444,751	5%	603,342	1,186,022	-49%

	ZINC PRODUCTION
	Three Months Ended December 31						Full Year
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2014	2013	%	2014	2013	%	2014	2013	%	2014	2013	%
Ore Milled DMT	287,970	238,390	21%	416,653	198,885	109%	1,013,633	1,001,102	1%	481,589	1,268,781	-62%
Ore Grade %	0.90	1.32%	6719%	3.08%	0.03	-9%	1.04	1.23%	8327%	3.12%	2.97%	5%
Recovery Rate %	57.9%	68.4%	-15%	66.6%	64.0%	4%	60.2%	66.0%	-9%	66.06%	64.3%	3%
MT Produced	1,504	2,154	-30%	8,640	4,321	100%	6,349	8,146	-22%	10,162	24,219	-58%

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2014 Results Page 10 of 23

APPENDIX 3: EBITDA Reconciliation (in thousand US$)

	4Q14	4Q13	FY 2014	FY 2013
Net Income	-164,441	-288,060	-61,640	-79,736
Add / Substract:	201,931	372,063	335,692	445,943
Provision for income tax, net	23,928	13,410	66,012	86,482
Share in associated companies by the equity method, net	113,842	287,985	74,600	114,145
Interest income	-4,124	-4,270	-8,408	-6,621
Interest expense	4,255	665	11,318	9,896
Loss on currency exchange difference	3,378	341	8,452	7,192
Long Term Compensation provision	-1,842	259	89	-20,207
Depreciation and Amortization	57,684	41,445	208,698	159,140
Workers´ participation provision	-20	2,700	3,669	5,437
Adquiscion gain generated by subsidiary	0	0	-59,852	0
Loss from discontinued operations	4,830	22,934	31,114	83,885
Impairment of Long-Lived Assets	0	6,594	0	6,594
EBITDA Buenaventura Direct Operations	37,490	84,003	274,052	366,207
EBITDA Yanacocha (43.65%)	86,970	18,986	161,185	263,025
EBITDA Cerro Verde (19.58%)	28,215	64,586	143,674	206,061
EBITDA Coimolache (40%)	12,335	12,713	48,941	50,610
Adjusted EBITDA (including Associated companies)	165,010	180,287	627,852	885,902

Note:

EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities, determined in accordance with IFRS, as an indicator of cash flows or as a measure of liquidity.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2014 Results Page 11 of 23

APPENDIX 4: PROVEN AND PROBABLE RESERVES

GOLD

	% Ownership	MT (000)	Grade Oz / MT	Oz (000)	Attributable

Orcopampa	100.00	631	0.509	321	321
Tambomayo	100.00	877	0.286	251	251
Breapampa	100.00	520	0.014	8	8
Breapampa (on Pads and Plant)	100.00			11	11
Julcani	100.00	310	0.015	5	5
Mallay	100.00	122	0.035	4	4
El Brocal Marcapunta (Sulphides)	54.07	21,991	0.013	276	149
La Zanja	53.06	9,917	0.023	223	119
La Zanja (on Pads and Plant)	53.06			21	11
Yanacocha	43.65			4,900	2,139
Yanacocha (Conga)	43.65	536,015	0.023	12,582	5,492
Tantahuatay	40.10	57,330	0.015	840	337
Tantahuatay (on Pads and Plant)	40.10			10	4

Total				19,452	8,850

SILVER

	% Ownership	MT (000)	Grade Oz / MT	Oz (000)	Attributable

Uchucchacua (Silver - Sulphides)	100.00	3,884	15.770	61,238	61,238
Uchucchacua (Zinc - Sulphides)	100.00	209	21.050	4,393	4,393
Uchucchacua (Silver - Oxides)	100.00	79	7.430	584	584
Tambomayo	100.00	877	10.720	9,403	9,403
Julcani	100.00	310	20.300	6,295	6,295
Mallay	100.00	122	13.477	1,642	1,642
Orcopampa	100.00	631	1.746	1,102	1,102
Breapampa	100.00	520	0.552	287	287
Breapampa (on Pads and Plant)	100.00			90	90
El Brocal (Tajo Norte - La Llave)	54.07	43,622	0.900	39,260	21,228
El Brocal Marcapunta (Sulphides)	54.07	21,991	0.600	13,194	7,134
La Zanja	53.06	9,917	0.137	1,357	720
La Zanja (on Pads and Plant)	53.06			855	454
Yanacocha	43.65			66,900	29,202
Yanacocha (Conga)	43.65	536,015	0.070	37,784	16,493
Tantahuatay	40.10	57,330	0.340	19,505	7,820
Tantahuatay (on Pads and Plant)	40.10			49	20
Cerro Verde (Sulphides)	19.58	3,953,234	0.048	187,827	36,777
Cerro Verde (Oxides)	19.58	610,019	0.010	6,039	1,182

Total				457,804	206,063

ZINC

	% Ownership	MT (000)	% Zn	MT (000)	Attributable

Uchucchacua (Silver - Sulphides)	100.00	3,884	1.49	58	58
Uchucchacua (Zinc - Sulphides)	100.00	79	6.35	5	5
Tambomayo	100.00	877	2.46	22	22
Mallay	100.00	122	7.68	9	9
El Brocal (Tajo Norte - La Llave)	54.07	43,622	2.53	1,104	597

Total		48,584	2.46	1,197	690

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2014 Results Page 12 of 23

LEAD

	% Ownership	MT (000)	% Pb	MT (000)	Attributable

Uchucchacua (Silver - Sulphides)	100.00	3,884	1.09	42	42
Uchucchacua (Zinc - Sulphides)	100.00	79	5.05	4	4
Tambomayo	100.00	877	1.71	15	15
Mallay	100.00	122	6.95	8	8
Julcani	100.00	310	2.17	7	7
El Brocal (Tajo Norte - La Llave)	54.07	43,622	0.86	375	203

Total		48,894	0.92	452	279

COPPER

	% Ownership	MT (000)	% Cu	MT (000)	Attributable

Julcani	100.00	310	0.52	2	2
El Brocal Marcapunta (Sulphides)	54.07	21,991	2.26	497	269
Yanacocha (Conga)	43.65	536,015	0.28	1,501	655
Cerro Verde (Sulphides)	19.58	3,953,234	0.37	14,627	2,864
Cerro Verde (Oxides)	19.58	610,019	0.48	2,928	573

Total		5,121,569	0.38	19,555	4,363

MOLYBDENUM

	% Ownership	MT (000)	% Mo	MT (000)	Attributable

Cerro Verde (Sulphides)	19.58	3,953,234	0.014	553	108
Cerro Verde (Oxides)	19.58	610,019	0.003	18	4

Total		4,563,253	0.013	572	112

Prices used for Reserve calculation:

Gold 1,250 US$/Oz - Silver 20 US$/Oz - Zinc 2,200 US$/MT - Lead 2,100 US$/MT - Copper 6,630 US$/MT

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2014 Results Page 13 of 23

APPENDIX 5: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus Selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance. Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and six months ended June 30, 2013 and 2014, and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and six months ended June 30, 2013 and 2014 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2014 Results Page 14 of 23

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended Dec 31		For the 12 months ended Dec 31
	2014	2013	2014	2013
		(in thousands of US$)

Consolidated Cost of sales excluding depreciation and amortization	164,177	152,511	614,539	627,285
Add:
Consolidated Exploration in units in operation	21,273	20,433	97,852	101,913
Consolidated Commercial deductions	54,862	33,732	184,483	137,811
Consolidated Selling expenses	3,483	3,278	16,605	14,842
Consolidated Cost applicable to sales	243,795	209,954	913,479	881,852

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization (by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended Dec 31		For the 12 months ended Dec 31
	2014	2013	2014	2013
Cost of sales by mine and mineral		(in thousands of US$)
Julcani, Gold	8	23	3	167
Julcani, Silver	4,687	4,979	23,114	15,565
Julcani, Lead	384	331	1,891	1,150
Julcani, Copper	47	91	190	316
Mallay, Silver	1,894	2,202	8,135	11,336
Mallay, Lead	1,538	1,288	5,959	6,237
Mallay, Zinc	1,988	1,307	7,497	6,468
Breapampa, Gold	8,156	9,201	35,389	46,541
Breapampa, Silver	734	615	2,459	2,944
Orcopampa, Gold	25,316	26,706	105,828	121,665
Orcopampa, Silver	691	998	3,021	4,617
Uchucchacua, Silver	31,675	18,765	130,688	100,290
Uchucchacua, Lead	2,115	1,174	8,028	6,805
Uchucchacua, Zinc	1,495	1,402	5,557	5,527
La Zanja, Gold	27,504	21,666	80,495	84,213
La Zanja, Silver	1,132	1,107	3,460	3,927
El Brocal, Gold	986	569	3,491	2,745
El Brocal, Silver	3,904	4,275	12,331	13,980
El Brocal, Lead	1,178	1,523	2,051	7,581
El Brocal, Zinc	5,701	2,547	6,478	16,030
El Brocal, Copper	25,539	22,267	96,934	78,503
Non Mining Units	17,505	29,475	71,540	90,679
Consolidated Cost of sales, excluding depreciation and amortization	164,177	152,511	614,539	627,285

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended Dec 31		For the 12 months ended Dec 31
	2014	2013	2014	2013
		(in thousands of US$)
Exploration expenses in units in operation by mine and mineral
Julcani, Gold	4	10	2	67
Julcani, Silver	2,253	2,100	10,072	6,269
Julcani, Lead	184	140	824	463
Julcani, Copper	23	38	83	127
Mallay, Silver	791	867	2,942	4,325
Mallay, Lead	643	507	2,155	2,380
Mallay, Zinc	831	515	2,711	2,468
Breapampa, Gold	65	188	463	2,747
Breapampa, Silver	6	13	32	174
Orcopampa, Gold	9,935	10,573	50,378	54,748
Orcopampa, Silver	271	395	1,438	2,077
Uchucchacua, Silver	5,614	4,449	24,125	22,133
Uchucchacua, Lead	375	278	1,482	1,502
Uchucchacua, Zinc	265	332	1,026	1,220
La Zanja, Gold	13	25	115	1,159
La Zanja, Silver	1	1	5	54
El Brocal, Gold	0	0	0	0
El Brocal, Silver	0	0	0	0
El Brocal, Lead	0	0	0	0
El Brocal, Zinc	0	0	0	0
El Brocal, Copper	0	0	0	0
Non Mining Units	0	0	0	0
Consolidated Exploration expenses in units in operation	21,273	20,433	97,852	101,913

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2014 Results Page 15 of 23

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral) to consolidated Commercial deductions:

	For the 3 months ended Dec 31		For the 12 months ended Dec 31
	2014	2013	2014	2013
		(in thousands of US$)
Commercial Deductions in units in operation by mine and mineral
Julcani, Gold	2	9	2	62
Julcani, Silver	1,295	1,996	6,148	5,782
Julcani, Lead	106	133	502	427
Julcani, Copper	12	12	53	117
Mallay, Silver	832	1,040	3,687	4,048
Mallay, Lead	654	609	2,620	2,227
Mallay, Zinc	1,295	617	5,153	2,310
Breapampa, Gold	23	18	99	104
Breapampa, Silver	0	0	0	0
Orcopampa, Gold	87	80	288	325
Orcopampa, Silver	1	0	1	0
Uchucchacua, Silver	9,530	5,609	35,786	35,240
Uchucchacua, Lead	632	383	2,248	2,559
Uchucchacua, Zinc	1,012	458	3,850	2,078
La Zanja, Gold	38	29	240	172
La Zanja, Silver	0	0	4	0
El Brocal, Gold	1,203	415	3,777	1,903
El Brocal, Silver	3,587	3,118	12,345	9,689
El Brocal, Lead	642	1,110	1,317	5,254
El Brocal, Zinc	3,320	1,857	4,105	11,110
El Brocal, Copper	30,590	16,239	102,258	54,406
Non Mining Units	0	0	0	0
Consolidated Commercial deductions in units in operation	54,862	33,732	184,483	137,811

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated Selling expenses:

	For the 3 months ended Dec 31		For the 12 months ended Dec 31
	2014	2013	2014	2013
		(in thousands of US$)
Selling expenses by mine and mineral
Julcani, Gold	0	1	0	7
Julcani, Silver	265	163	979	684
Julcani, Lead	22	11	80	51
Julcani, Copper	3	3	8	14
Mallay, Silver	141	136	661	671
Mallay, Lead	115	80	484	369
Mallay, Zinc	148	81	609	383
Breapampa, Gold	62	0	367	0
Breapampa, Silver	6	0	26	0
Orcopampa, Gold	223	3	929	3
Orcopampa, Silver	6	0	27	0
Uchucchacua, Silver	863	563	3,094	3,000
Uchucchacua, Lead	58	35	190	204
Uchucchacua, Zinc	41	42	132	165
La Zanja, Gold	401	157	1,382	505
La Zanja, Silver	17	8	59	24
El Brocal, Gold	28	36	204	202
El Brocal, Silver	113	274	722	1,031
El Brocal, Lead	34	97	120	559
El Brocal, Zinc	165	163	379	1,182
El Brocal, Copper	737	1,425	5,677	5,789
Non Mining Units	36	0	475	0
Consolidated Selling expenses	3,483	3,278	16,605	14,842

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2014 Results Page 16 of 23

	JULCANI
	4Q 2014						4Q 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	8	4,687	384	-	47	5,125	23	4,979	331	-	91	5,424
Add:
Exploration Expenses (US$000)	4	2,253	184	-	23	2,463	10	2,100	140	-	38	2,288
Commercial Deductions (US$000)	2	1,295	106	-	12	1,416	9	1,996	133	-	12	2,151
Selling Expenses (US$000)	0	265	22	-	3	290	1	163	11	-	3	178
Cost Applicable to Sales (US$000)	14	8,499	696	-	85	9,295	43	9,238	615	-	145	10,040
Divide:
Volume Sold	15	602,165	398	-	15	Not Applicable	66	878,459	605	-	49	Not Applicable
CAS	972	14.11	1,748	-	5,660	Not Applicable	645	10.52	1,016	-	2,940	Not Applicable

	MALLAY
	4Q 2014						4Q 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	1,894	1,538	1,988	-	5,419	-	2,202	1,288	1,307	-	4,797
Add:
Exploration Expenses (US$000)	-	791	643	831	-	2,265	-	867	507	515	-	1,889
Commercial Deductions (US$000)	-	832	654	1,295	-	2,781	-	1,040	609	617	-	2,266
Selling Expenses (US$000)	-	141	115	148	-	404	-	136	80	81	-	296
Cost Applicable to Sales (US$000)	-	3,658	2,950	4,262	-	10,870	-	4,246	2,484	2,519	-	9,249
Divide:
Volume Sold	-	285,846	1,797	1,992	-	Not Applicable	-	279,430	1,615	1,830	-	Not Applicable
CAS	-	12.80	1,641	2,139	-	Not Applicable	-	15.20	1,537	1,377	-	Not Applicable

	BREAPAMPA
	4Q 2014						4Q 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	8,156	734	-	-	-	8,890	9,201	615	-	-	-	9,815
Add:
Exploration Expenses (US$000)	65	6	-	-	-	71	188	13	-	-	-	201
Commercial Deductions (US$000)	23	-	-	-	-	23	18	-	-	-	-	18
Selling Expenses (US$000)	62	6	-	-	-	67	-	-	-	-	-	-
Cost Applicable to Sales (US$000)	8,305	745	-	-	-	9,051	9,408	627	-	-	-	10,035
Divide:
Volume Sold	14,456	98,441	-	-	-	Not Applicable	20,526	88,561	-	-	-	Not Applicable
CAS	574	7.57	-	-	-	Not Applicable	458	7.08	-	-	-	Not Applicable

	ORCOPAMPA
	4Q 2014						4Q 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	25,316	691	-	-	-	26,007	26,706	998	-	-	-	27,704
Add:
Exploration Expenses (US$000)	9,935	271	-	-	-	10,206	10,573	395	-	-	-	10,969
Commercial Deductions (US$000)	87	1	-	-	-	88	80	-	-	-	-	80
Selling Expenses (US$000)	223	6	-	-	-	229	3	0	-	-	-	3
Cost Applicable to Sales (US$000)	35,560	970	-	-	-	36,530	37,362	1,394	-	-	-	38,756
Divide:
Volume Sold	52,195	108,290	-	-	-	Not Applicable	46,472	112,149	-	-	-	Not Applicable
CAS	681	8.95	-	-	-	Not Applicable	804	12.43	-	-	-	Not Applicable

	UCHUCCHACUA
	4Q 2014						4Q 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	31,675	2,115	1,495	-	35,285	-	18,765	1,174	1,402	-	21,341
Add:
Exploration Expenses (US$000)	-	5,614	375	265	-	6,254	-	4,449	278	332	-	5,060
Commercial Deductions (US$000)	-	9,530	632	1,012	-	11,174	-	5,609	383	458	-	6,449
Selling Expenses (US$000)	-	863	58	41	-	962	-	563	35	42	-	640
Cost Applicable to Sales (US$000)	-	47,683	3,180	2,812	-	53,675	-	29,386	1,870	2,234	-	33,491
Divide:
Volume Sold	-	3,206,509	1,665	1,013	-	Not Applicable	-	1,874,428	1,135	1,502	-	Not Applicable
CAS	-	14.87	1,909	2,777	-	No Applicable	-	15.68	1,648	1,488	-	No Applicable

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2014 Results Page 17 of 23

	JULCANI
	FY 2014						FY 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	3	23,114	1,891	-	190	25,199	167	15,565	1,150	-	316	17,198
Add:
Exploration Expenses (US$000)	2	10,072	824	-	83	10,981	67	6,269	463	-	127	6,927
Commercial Deductions x(US$000)	2	6,148	502	-	53	6,706	62	5,782	427	-	117	6,388
Selling Expenses (US$000)	0	979	80	-	8	1,067	7	684	51	-	14	755
Cost Applicable to Sales (US$000)	7	40,314	3,297	-	335	43,953	304	28,299	2,091	-	575	31,269
Divide:
Volume Sold	12	2,851,318	2,057	-	64	Not Applicable	378	2,227,960	1,713	-	140	No Applicable
CAS	603	14.14	1,603	-	5,195	No Applicable	804	12.70	1,220	-	4,103	No Applicable

	MALLAY
	FY 2014						FY 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	8,135	5,959	7,497	-	21,590	-	11,336	6,237	6,468	-	24,041
Add:
Exploration Expenses (US$000)	-	2,942	2,155	2,711	-	7,807	-	4,325	2,380	2,468	-	9,173
Commercial Deductions (US$000)	-	3,687	2,620	5,153	-	11,460	-	4,048	2,227	2,310	-	8,584
Selling Expenses (US$000)	-	661	484	609	-	1,754	-	671	369	383	-	1,423
Cost Applicable to Sales (US$000)	-	15,425	11,217	15,970	-	42,612	-	20,380	11,213	11,628	-	43,221
Divide:
Volume Sold	-	1,121,202	7,253	8,609	-	Not Applicable	-	1,146,442	6,570	7,614	-	Not Applicable
CAS	-	13.76	1,547	1,855	-	No Applicable	-	17.78	1,707	1,527	-	No Applicable

	BREAPAMPA
	FY 2014						FY 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	35,389	2,459	-	-	-	37,847	46,541	2,944	-	-	-	49,485
Add:
Exploration Expenses (US$000)	463	32	-	-	-	495	2,747	174	-	-	-	2,921
Commercial Deductions (US$000)	99	-	-	-	-	99	104	-	-	-	-	104
Selling Expenses (US$000)	367	26	-	-	-	393	-	-	-	-	-	-
Cost Applicable to Sales (US$000)	36,318	2,516	-	-	-	38,834	49,392	3,117	-	-	-	52,509
Divide:
Volume Sold	80,358	383,733	-	-	-	Not Applicable	80,178	311,634	-	-	-	Not Applicable
CAS	452	6.56	-	-	-	No Applicable	616	10.00	-	-	-	No Applicable

	ORCOPAMPA
	FY 2014						FY 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	105,828	3,021	-	-	-	108,849	121,665	4,617	-	-	-	126,282
Add:
Exploration Expenses (US$000)	50,378	1,438	-	-	-	51,816	54,748	2,077	-	-	-	56,825
Commercial Deductions (US$000)	288	1	-	-	-	289	325	0	-	-	-	325
Selling Expenses (US$000)	929	27	-	-	-	955	3	0	-	-	-	3
Cost Applicable to Sales (US$000)	157,422	4,487	-	-	-	161,909	176,741	6,694	-	-	-	183,436
Divide:
Volume Sold	204,862	401,782	-	-	-	Not Applicable	221,322	516,033	-	-	-	Not Applicable
CAS	768	11.17	-	-	-	No Applicable	799	12.97	-	-	-	No Applicable

	UCHUCCHACUA
	FY 2014						FY 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	130,688	8,028	5,557	-	144,273	-	100,290	6,805	5,527	-	112,622
Add:
Exploration Expenses (US$000)	-	24,125	1,482	1,026	-	26,633	-	22,133	1,502	1,220	-	24,854
Commercial Deductions (US$000)	-	35,786	2,248	3,850	-	41,884	-	35,240	2,559	2,078	-	39,877
Selling Expenses (US$000)	-	3,094	190	132	-	3,416	-	3,000	204	165	-	3,369
Cost Applicable to Sales (US$000)	-	193,694	11,947	10,565	-	216,207	-	160,663	11,069	8,990	-	180,722
Divide:
Volume Sold	-	11,940,167	6,530	4,288	-	Not Applicable	-	9,748,206	6,977	6,340	-	Not Applicable
CAS	-	16.22	1,830	2,464	-	No Applicable	-	16.48	1,586	1,418	-	No Applicable

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2014 Results Page 18 of 23

	LA ZANJA
	4Q 2014						4Q 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	27,504	1,132	-	-	-	28,636	21,666	1,107	-	-	-	22,773
Add:
Exploration Expenses (US$000)	13	1	-	-	-	14	25	1	-	-	-	26
Commercial Deductions (US$000)	38	-0	-	-	-	38	29	-	-	-	-	29
Selling Expenses (US$000)	401	17	-	-	-	418	157	8	-	-	-	165
Cost Applicable to Sales (US$000)	27,957	1,149	-	-	-	29,106	21,877	1,116	-	-	-	22,994
Divide:
Volume Sold	33,098	101,988	-	-	-	Not Applicable	32,738	108,049	-	-	-	Not Applicable
CAS	845	11.27	-	-	-	Not Applicable	668	10.33	-	-	-	Not Applicable

	BROCAL
	4Q 2014						4Q 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	986	3,904	1,178	5,701	25,539	37,309	569	4,275	1,523	2,547	22,267	31,180
Add:
Exploration Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Commercial Deductions (US$000)	1,203	3,587	642	3,320	30,590	39,343	415	3,118	1,110	1,857	16,239	22,739
Selling Expenses (US$000)	28	113	34	165	737	1,077	36	274	97	163	1,425	1,996
Cost Applicable to Sales (US$000)	2,218	7,604	1,855	9,186	56,866	77,729	1,020	7,667	2,730	4,567	39,931	55,915
Divide:
Volume Sold	2,278	672,417	1,609	6,955	10,436	Not Applicable	1,202	539,230	1,932	3,620	8,284	Not Applicable
CAS	973	11.31	1,152	1,321	5,449	Not Applicable	849	14.22	1,413	1,262	4,820	Not Applicable

	NON MINING COMPANIES
	4Q 2014						4Q 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	17,505	-	-	-	-	-	29,475
Add:						-						-
Selling Expenses (US$000)	-	-	-	-	-	36	-	-	-	-	-	0
Total (US$000)	-	-	-	-	-	17,542	-	-	-	-	-	29,475

	BUENAVENTURA CONSOLIDATED
	4Q 2014						4Q 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	61,970	44,717	5,215	9,184	25,586	164,177	58,165	32,941	4,316	5,256	22,358	152,511
Add:
Exploration Expenses (US$000)	10,017	8,936	1,202	1,096	23	21,273	10,796	7,826	925	847	38	20,433
Commercial Deductions (US$000)	1,353	15,245	2,035	5,627	30,602	54,862	551	11,763	2,235	2,932	16,251	33,732
Selling Expenses (US$000)	714	1,411	228	354	740	3,483	197	1,144	223	286	1,428	3,278
Cost Applicable to Sales (US$000)	74,054	70,308	8,680	16,260	56,951	243,795	69,709	53,674	7,699	9,321	40,076	209,954
Divide:
Volume Sold	102,043	5,075,656	5,470	9,961	10,451	Not Applicable	101,004	3,880,307	5,287	6,952	8,333	Not Applicable
CAS	726	13.85	1,587	1,632	5,449	Not Applicable	690	13.83	1,456	1,341	4,809	Not Applicable

	COIMOLACHE
	4Q 2014						4Q 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	14,903	1,167	-	-	-	16,070	11,868	746	-	-	-	12,613
Add:
Exploration Expenses (US$000)	3,510	275	-	-	-	3,785	1,079	68	-	-	-	1,147
Commercial Deductions (US$000)	202	19	-	-	-	220	205	15	-	-	-	220
Selling Expenses (US$000)	278	22	-	-	-	300	58	4	-	-	-	61
Cost Applicable to Sales (US$000)	18,893	1,482	-	-	-	20,375	13,209	831	-	-	-	14,041
Divide:
Volume Sold	39,776	233,169	-	-	-	Not Applicable	34,565	134,379	-	-	-	Not Applicable
CAS	475	6.36	-	-	-	Not Applicable	382	6.19	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2014 Results Page 19 of 23

	LA ZANJA
	FY 2014						FY 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	80,495	3,460	-	-	-	83,955	84,213	3,927	-	-	-	88,140
Add:
Exploration Expenses (US$000)	115	5	-	-	-	120	1,159	54	-	-	-	1,213
Commercial Deductions (US$000)	240	4	-	-	-	244	172	-	-	-	-	172
Selling Expenses (US$000)	1,382	59	-	-	-	1,441	505	24	-	-	-	528
Cost Applicable to Sales (US$000)	82,231	3,528	-	-	-	85,760	86,049	4,004	-	-	-	90,054
Divide:
Volume Sold	143,151	418,565	-	-	-	Not Applicable	132,992	381,091	-	-	-	Not Applicable
CAS	574	8.43	-	-	-	No Applicable	647	10.51	-	-	-	Not Applicable

	BROCAL
	FY 2014						FY 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	3,491	12,331	2,051	6,478	96,934	121,285	2,745	13,980	7,581	16,030	78,503	118,838
Add:
Exploration Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Commercial Deductions (US$000)	3,777	12,345	1,317	4,105	102,258	123,801	1,903	9,689	5,254	11,110	54,406	82,361
Selling Expenses (US$000)	204	722	120	379	5,677	7,103	202	1,031	559	1,182	5,789	8,763
Cost Applicable to Sales (US$000)	7,472	25,398	3,488	10,962	204,869	252,189	4,850	24,699	13,393	28,322	138,698	209,962
Divide:
Volume Sold	7,874	1,928,243	2,759	8,007	40,198	Not Applicable	4,619	1,460,681	8,392	20,011	25,266	Not Applicable
CAS	949	13.17	1,264	1,369	5,096	No Applicable	1,050	16.91	1,596	1,415	5,490	Not Applicable

	NON MINING COMPANIES
	FY 2014						FY 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	71,540	-	-	-	-	-	90,679
Add:						-						-
Selling Expenses (US$000)	-	-	-	-	-	475	-	-	-	-	-	-
Total (US$000)	-	-	-	-	-	72,015	-	-	-	-	-	90,679

	BUENAVENTURA CONSOLIDATED
	FY 2014						FY 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	225,206	183,208	17,929	19,532	97,124	614,539	255,332	152,658	21,773	28,025	78,819	627,285
Add:
Exploration Expenses (US$000)	50,957	38,614	4,461	3,737	83	97,852	58,721	35,032	4,345	3,688	127	101,913
Commercial Deductions (US$000)	4,405	57,972	6,686	13,109	102,312	184,483	2,566	54,757	10,467	15,497	54,524	137,811
Selling Expenses (US$000)	2,883	5,568	874	1,120	5,685	16,605	718	5,409	1,182	1,730	5,803	14,842
Cost Applicable to Sales (US$000)	283,450	285,362	29,950	37,498	205,203	913,479	317,337	247,857	37,767	48,940	139,272	881,852
Divide:
Volume Sold	436,257	19,045,010	18,599	20,904	40,263	Not Applicable	439,489	15,792,046	23,652	33,965	25,406	Not Applicable
CAS	650	14.98	1,610	1,794	5,097	Not Applicable	722	15.70	1,597	1,441	5,482	Not Applicable

	COIMOLACHE
	FY 2014						FY 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	55,041	4,237	-	-	-	59,278	60,112	4,953	-	-	-	65,064
Add:
Exploration Expenses (US$000)	8,178	629	-	-	-	8,808	15,485	1,276	-	-	-	16,760
Commercial Deductions (US$000)	453	34	-	-	-	487	873	87	-	-	-	960
Selling Expenses (US$000)	1,001	77	-	-	-	1,078	482	40	-	-	-	522
Cost Applicable to Sales (US$000)	64,673	4,977	-	-	-	69,650	76,951	6,355	-	-	-	83,306
Divide:
Volume Sold	142,084	741,525	-	-	-	Not Applicable	141,633	691,887	-	-	-	Not Applicable
CAS	455	6.71	-	-	-	No Applicable	543	9.18	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2014 Results Page 20 of 23

APPENDIX 6: ALL-IN SUSTAINING COST FOR FY14

	Buenaventura[1]	La Zanja	Tantahuatay	Attributable Production[2]
	FY14	FY14	FY14	FY14
Au Ounces Sold BVN	426,919
Au Ounces bought from La Zanja	-141,688
Au Ounces Sold Net	285,231	142,827	142,084	417,984

	FY14		FY14		FY14		FY14
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	352,892	1,237	84,381	591	59,228	417	421,412	1,008
Exploration in Operating Units	97,732	343	19,809	139	8,808	62	111,774	267
Royalties	27,885	98	555	4	0	0	28,180	67
Comercial Deductions[4]	60,607	212	3,468	24	487	3	62,643	150
Selling Expenses	7,591	27	1,441	10	1,078	8	8,788	21
Administrative Expenses[5]	49,740	174	5,920	41	2,073	15	53,712	129
Other Expenses	0	0	11,874	83	6,497	46	8,905	21
Other Incomes	0	0	-13,317	-93	-9,016	-63	-10,681	-26
Administrative charges	0	0	4,277	30	583	4	2,503	6
Sustaining Capex[6]	25,448	89	20,452	143	35,360	249	50,478	121

By-product Credit	-375,654	-1,317	-7,881	-55	-13,765	-97	-385,354	-922

All-in Sustaining Cost	246,242	863	130,979	917	91,333	643	352,360	843

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.

2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.

3. For Buenaventura does not consider purchase of concentrate from La Zanja.

4. For all metals produced.

5. For Buenaventura, does not consider management services charged to subsidiaries.

6. Sustaining Capex + Growth Capex equals Adquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2014 Results Page 21 of 23

APPENDIX 7:

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Financial Position

As of December 31, 2014 and December 31, 2013

	2,014	2,013
	US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	78,512	51,276
Trade and other accounts receivable, net	281,604	261,003
Income tax credit	53,746	37,370
Prepaid expenses	16,954	14,597
Hedge derivative financial instruments	3,688	-
Embedded derivatives for concentrate sales, net	-	1,857
Inventory, net	150,284	175,719
Total current assets	584,788	541,822
Assets classified as held for sale	18,683	-
	603,471	541,822

Non-current assets
Trade and other accounts receivable, net	26,651	28,079
Long-term inventory	34,088	23,366
Investment in associates	2,224,381	2,350,302
Mining concessions, development costs, property, plant and equipment, net	1,715,452	1,515,460
Investment properties	11,200	-
Deferred income tax asset	47,675	83,525
Other assets, net	9,356	7,133
Total non-current assets	4,068,803	4,007,865.00

Total assets	4,672,274	4,549,687.00

Liabilities and shareholders’ equity
Current liabilities
Overdraft and bank loans	40,000	-
Trade and other accounts payable	254,000	285,532
Provisions	67,895	69,800
Income tax payable	3,556	2,140
Hedge derivative financial instruments	-	1,093
Embedded derivatives for concentrate sales, net	9,072	-
Financial obligations	69,950	11,370
Total current liabilities	444,473	369,935

Liabilities directly associated with assets classified as held for sale	28,890	-
	473,363	369,935

Non-current liabilities
Financial liability at fair value through profit or loss	23,026	-
Trade and other accounts payable	15,240	12,229
Provisions	63,571	106,376
Financial obligations	313,355	223,027
Deferred income tax liability	21,594	-
Total non-current liabilities	436,786	341,632

Total liabilities	910,149	711,567

Shareholders’ equity
Issued capital, net of treasury shares for US$(000)62,665	750,497	750,497
Investment shares, net of treasury shares for US$(000)765	1,396	1,396
Additional paid-in capital	219,055	219,055
Legal reserve	162,710	162,663
Other reserves	269	269
Retained earnings	2,328,423	2,413,130
Other equity reserves	1,755	104
	3,464,105	3,547,114
Non-controlling interest	298,020	291,006
Total shareholders’ equity	3,762,125	3,838,120

Total liabilities and shareholders’ equity	4,672,274	4,549,687

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2014 Results Page 22 of 23

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Income

For the three and twelve month periods ended December 31, 2014 and 2013

	For the three month period ended December, 31		For the twelve month period ended December, 31
	2,014	2,013	2,014	2,013
	US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Net sales	253,669	287,039	1,128,305	1,215,421
Royalty income	11,911	7,152	36,867	44,185
Total operating income	265,580	294,191	1,165,172	1,259,606

Operating costs
Cost of sales, without considering depreciation and amortization	(164,177)	(152,511)	(614,539)	(627,285)
Exploration in operating units	(21,273)	(20,433)	(97,852)	(101,913)
Depreciation and amortization	(57,684)	(41,445)	(208,698)	(159,140)
Mining royalties	(6,630)	(6,704)	(28,440)	(30,402)
Total operating costs	(249,764)	(221,093)	(949,529)	(918,740)

Gross profit	15,816	73,098	215,643	340,866

Operating expenses
Administrative expenses	(24,833)	(19,154)	(101,102)	(75,118)
Exploration in non-operating areas	(17,833)	(9,444)	(50,007)	(32,805)
Selling expenses	(3,483)	(3,278)	(16,605)	(14,842)
Excess workers' participation		(704)		(704)
Other, net	12,001	(7,513)	13,667	(2,154)
Total operating expenses	(34,148)	(40,093)	(154,047)	(125,623)

Operating profit	(18,332)	33,005	61,596	215,243

Other income, net
Share in the results of associates under equity method	(113,842)	(287,985)	(74,600)	(114,145)
Financial income	4,124	4,270	8,408	6,621
Financial expenses	(4,255)	(665)	(11,318)	(9,896)
Net loss from currency exchange difference	(3,378)	(341)	(8,452)	(7,192)
Adquiscion gain generated by subsidiary	-	-	59,852	-
Total other income, net	(117,351)	(284,721)	(26,110)	(124,612)

Profit before income taxes and non-controlling interest	(135,683)	(251,716)	35,486	90,631

Income taxes	(23,928)	(13,410)	(66,012)	(86,482)

Net profit	(159,611)	(265,126)	(30,526)	4,149

Discontinued operations
Loss from discontinued operations	(4,830)	(22,934)	(31,114)	(83,885)
Net Income	(164,441)	(288,060)	(61,640)	(79,736)

Attributable to:
Owners of the parent	(161,377)	(295,008)	(76,065)	(107,257)
Non-controlling interest	(3,064)	6,948	14,425	27,521
	(164,441)	(288,060)	(61,640)	(79,736)

Basic and diluted earnings per share attributable to owners of the parent, stated in U.S. dollars	(0.63)	(1.16)	(0.30)	(0.42)

Weighted average number of shares outstanding (common and investment), in units	254,186,867	254,186,867	254,186,867	254,186,867

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2014 Results Page 23 of 23

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Cash Flows

For the three and twelve month periods ended December 31, 2014 and 2013

	For the three month period ended December, 31		For the twelve month period ended December, 31
	2,014	2,013	2,014	2,013
	US$(000)	US$(000)	US$(000)	US$(000)
Operating activities
Proceeds from sales	277,368	311,879	1,133,759	1,351,359
Value Added Tax (VAT) recovered	-	7,815	39,685	66,921
Royalties received	14,719	10,738	36,867	50,562
Dividends received	6,015	2,027	12,941	9,803
Interest received	4,027	4,102	8,333	8,235
Payments to suppliers and third-parties	(113,411)	(98,216)	(633,146)	(752,813)
Payments to employees	(46,490)	(46,522)	(203,562)	(216,799)
Payment of income tax	(1,768)	(47)	(33,161)	(66,427)
Payment of royalties	(5,783)	(2,632)	(22,631)	(30,623)
Payment of interest	(4,032)	(2,936)	(9,405)	(11,494)

Net cash and cash equivalents provided by operating activities	130,645	186,208	329,680	408,724

Investing activities
Proceeds from settlement of financial assets at fair value through profit or loss	-	12,944	-	52,944
Proceeds from collections of loans to associates	-	4,043	15,553	24,537
Proceeds from sales of mining concessions, property, plant and equipment	13,217	47	1,681	5,010
Proceeds from settlement of investment in shares	-	-	-	-
Acquisitions of mining concessions, development costs, property, plant and equipment	(42,920)	(147,494)	(284,903)	(503,576)
Acquisitions of investment properties	-	-	-	-
Payment for purchase of investments	-	-	(80,373)	-
Associates loans granted	-	-	-	-
Contributions and investments in associates	(2,092)	(1,649)	(2,912)	(6,988)
		-
Net cash and cash equivalents used in investing activities	(31,795)	(132,109)	(350,954)	(428,073)

Financing activities
Increase of bank loans	(504)	(21,126)	40,000	-
Increase in financial obligations	(118,321)	176,975	68,237	236,975
Payment of financial obligations	(2,433)	(260,089)	(42,205)	(260,231)
Dividends paid	(5,845)	(2,567)	(8,642)	(78,836)
Dividends paid to non-controlling interest	(2,640)	-	(8,880)	(13,533)
Purchase of associates' shares	-	-	-	(462)

Net cash and cash equivalents provided by (used in) financing activities	(129,743)	(106,807)	48,510	(116,087)

Net increase (decrease) in cash and cash equivalents during the period	(30,893)	(52,708)	27,236	(135,436)
Cash and cash equivalents at the beginning of the period	109,405	103,984	51,276	186,712

Cash and cash equivalents at period-end	78,512	51,276	78,512	51,276

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: February 27, 2015